Exhibit 99.1

Catalyst Paper to assess improvements to its capital structure

RICHMOND, BC, June 20, 2011 /CNW/ - Catalyst Paper (TSX:CTL) today announced that it is reviewing alternatives to address its capital structure. The review will focus on alternatives for its US$250 million of 7.375% senior unsecured notes which mature March 31, 2014.

"With the recently announced extension and amendment of our asset based lending facility, the next step is to identify appropriate opportunities to improve our balance sheet," said Chief Financial Officer Brian Baarda.

Catalyst has engaged UBS Securities to assist in this process.

There can be no assurance that the review referred to in this release will lead to any transaction taking place or as to the timing of any such transaction if it does.

Catalyst Paper manufactures diverse specialty printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe.  With four mills located in British Columbia and Arizona, Catalyst has a combined annual production capacity of 1.9 million tonnes.  The company is headquartered in Richmond, British Columbia, Canada and its common shares trade on the Toronto Stock Exchange under the symbol CTL.  Catalyst is listed on the Jantzi Social Index® and is also ranked by Corporate Knights as one of the 50 Best Corporate Citizens in Canada.

%CIK: 0001144906

For further information:

Investors: Brian Baarda Vice-President, Finance & CFO 604-247-4710	Media: Lyn Brown Vice-President, Corporate Relations 604-247-4713

CO: Catalyst Paper Corporation

CNW 20:09e 20-JUN-11